SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of next day disclosure return of China Petroleum & Chemical Corporation (the “Registrant”); made by the Registrant on November 6, 2023.

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	06 November 2023

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”)

Section I
1. Class of shares	Ordinary shares	Type of shares	H	Listed on SEHK (Note 11)		Yes
Stock code (if listed)	00386	Description
Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 03 November 2023		24,748,248,600
1). Repurchase of shares (or other securities) but not cancelled Date of changes 15 September 2023		8,620,000	0.01%			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 18 September 2023		5,854,000	0.005%			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 19 September 2023		5,812,000	0.005%			%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 20 September 2023		5,786,000	0.005%			%

5). Repurchase of shares (or other securities) but not cancelled Date of changes 21 September 2023	5,840,000	0.005%	%
6). Repurchase of shares (or other securities) but not cancelled Date of changes 22 September 2023	580,000	0.0005%	%
7). Repurchase of shares (or other securities) but not cancelled Date of changes 25 September 2023	90,000	0.0001%	%
8). Repurchase of shares (or other securities) but not cancelled Date of changes 27 October 2023	13,056,000	0.01%	%
9). Repurchase of shares (or other securities) but not cancelled Date of changes 30 October 2023	12,344,000	0.01%	%
10). Repurchase of shares (or other securities) but not cancelled Date of changes 31 October 2023	12,344,000	0.01%	%
11). Repurchase of shares (or other securities) but not cancelled Date of changes 01 November 2023	7,782,000	0.01%	%
12). Repurchase of shares (or other securities) but not cancelled Date of changes 02 November 2023	9,194,000	0.01%	%
13). Repurchase of shares (or other securities) but not cancelled Date of changes 03 November 2023	2,630,000	0.002%	%
14). Repurchase of shares (or other securities) but not cancelled Date of changes 06 November 2023	12,254,000	0.01%	%
Closing balance as at (Note 8) 06 November 2023	24,748,248,600

2. Class of shares	Ordinary shares	Type of shares	A	Listed on SEHK (Note 11)		No
Stock code (if listed)		Description	Listed on Shanghai Stock Exchange (stock code: 600028)
Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 03 November 2023		95,115,471,046
1). Repurchase of shares (or other securities) but not cancelled Date of changes 21 September 2023		10,000,000	0.01%			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 26 September 2023		4,360,000	0.004%			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 27 September 2023		1,759,115	0.001%			%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 28 September 2023		3,480,900	0.003%			%
5). Repurchase of shares (or other securities) but not cancelled Date of changes 09 October 2023		1,110,500	0.001%			%
6). Repurchase of shares (or other securities) but not cancelled Date of changes 10 October 2023		4,789,500	0.004%			%
7). Repurchase of shares (or other securities) but not cancelled Date of changes 11 October 2023		6,000,000	0.005%			%

8). Repurchase of shares (or other securities) but not cancelled Date of changes 12 October 2023	4,000,000	0.003%	%
9). Repurchase of shares (or other securities) but not cancelled Date of changes 13 October 2023	4,200,000	0.004%	%
10). Repurchase of shares (or other securities) but not cancelled Date of changes 16 October 2023	5,000,063	0.004%	%
11). Repurchase of shares (or other securities) but not cancelled Date of changes 17 October 2023	2,094,070	0.002%	%
12). Repurchase of shares (or other securities) but not cancelled Date of changes 18 October 2023	10,005,900	0.01%	%
13). Repurchase of shares (or other securities) but not cancelled Date of changes 19 October 2023	8,200,000	0.01%	%
14). Repurchase of shares (or other securities) but not cancelled Date of changes 20 October 2023	5,500,000	0.005%	%
15). Repurchase of shares (or other securities) but not cancelled Date of changes 23 October 2023	2,500,000	0.002%	%
16). Repurchase of shares (or other securities) but not cancelled Date of changes 24 October 2023	2,320,000	0.002%	%
17). Repurchase of shares (or other securities) but not cancelled Date of changes 25 October 2023	2,680,000	0.002%	%
18). Repurchase of shares (or other securities) but not cancelled Date of changes 26 October 2023	2,680,000	0.002%	%

19). Repurchase of shares (or other securities) but not cancelled Date of changes 27 October 2023	1,311,300	0.001%	%
20). Repurchase of shares (or other securities) but not cancelled Date of changes 30 October 2023	4,608,700	0.004%	%
21). Repurchase of shares (or other securities) but not cancelled Date of changes 31 October 2023	2,719,500	0.002%	%
22). Repurchase of shares (or other securities) but not cancelled Date of changes 01 November 2023	2,180,500	0.002%	%
23). Repurchase of shares (or other securities) but not cancelled Date of changes 03 November 2023	2,700,000	0.002%	%
23). Repurchase of shares (or other securities) but not cancelled Date of changes 06 November 2023	4,200,020	0.004%	%
Closing balance as at (Note 8) 06 November 2023	95,115,471,046

Remarks:
Issued shares as a % of existing number of issued shares before relevant share issue is calculated with reference to the Company's total number of issued shares of 119,863,719,646 shares (comprising 24,748,248,600 H shares and 95,115,471,046 A shares) after share cancellation on 8 September 2023.

We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:
(Note 9)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 10);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.
Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.

3.
Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.
The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.
Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:
•	“issues of shares” should be construed as “repurchases of shares”; and
•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:
•	“issues of shares” should be construed as “redemptions of shares”;
•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and
•	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

9.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.

10.	“Identical” means in this context:
•	the securities are of the same nominal value with the same amount called up or paid up;
•
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

11.	SEHK refers to Stock Exchange of Hong Kong.

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II
1. Class of shares	Ordinary shares	Type of shares	H		Listed on SEHK (Note)		Yes
Stock code (if listed)	00386	Description
A. Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $		Lowest price paid $		Total paid $
1). 06 November 2023	12,254,000	On the Exchange	HKD	4.1	HKD	4.04	HKD	49,839,468.8
Total number of securities purchased	12.254,000				Total paid $		HKD	49,839,468.8
B. Additional information for issuer whose primary listing is on the Exchange
1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)							(a)	134,874,000
2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue								0.11%

2. Class of shares	Ordinary shares	Type of shares	A		Listed on SEHK (Note)		No
Stock code (if listed)		Description	Listed on Shanghai Stock Exchange (stock code:600028)
A. Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $		Lowest price paid $		Total paid $
1). 06 November 2023	4,200,020	On another stock exchange Shanghai Stock Exchange	RMB	5.43	RMB	5.33	RMB	22,607,625.8
Total number of securities purchased	4,200,020				Total paid $		RMB	22,607,625.8
B. Additional information for issuer whose primary listing is on the Exchange
1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)							(a)
2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue								%

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 12 April 2023 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Remarks:
In relation to repurchase of H shares, the above B 2) % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution was calculated based on the Company's total number of issued shares of 119,896,407,646 shares on 30 May 2023 (comprising 24,780,936,600 H shares and 95,115,471,046 A shares).

Note to Section II:             Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	Huang Wensheng
(Name)

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: November 8, 2023